March 24, 2009

Re:	Hitachi, Ltd.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated January 29, 2009, relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2008, filed on June 20, 2008.

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Item 5. D. Trend Information, page 37.

1. We note your discussion on page 19 regarding the credit and equity market crisis. The Item 5.D disclosure should be expanded to specifically explain how these issues, and any other known economic events and trends, are reasonably expected to impact the future operating results and liquidity of each of your seven individual business segments. Given the substantial differences in the characteristics of each business, a disaggregated explanation of the trend information is necessary for a reader to understand the extent to which reported financial information may not necessarily be indicative of future operating results or financial condition. The discussion should also address detailed information about your operations since March 31, your customers, recent order activity, management’s response for managing these events, and potential future actions by management. The liquidity discussion should address the expected impact on future cash flows and how you expect recent economic events, including the credit shortage, may impact other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. Please see Item 5.D of the form instructions and make appropriate revisions in future filings.

We acknowledge the Staff’s comment. In future filings, as appropriate, we will include in Item 5.D. Trend Information a discussion regarding the impact of key economic factors and known trends on a segment basis. For illustration only, we provide an example of the sort of discussion we would expect to provide in our next Form 20-F for the fiscal year ending March 31, 2009 (i.e., fiscal 2008) assuming that filing had occurred today. We note that this discussion has been prepared based on limited information and additional information is expected to be available for our annual fiscal year end. We also note that since Hitachi’s cash management is conducted centrally, evaluation on a segment-by-segment basis of the impact of the current global economic crisis on liquidity is not meaningful, except in so far as it relates to the requirements of each segment for capital. Access to additional information at our annual fiscal year end may support the inclusion of a discussion of capital investment requirements on a segment basis in future filings, which is not available for this illustrative discussion.

Global Economic and Financial Market Crisis. The global economic crisis has included a sudden and substantial decline in global automotive industry sales volume, as well as sharp drops in semiconductor, industrial equipment and certain other industry sales volumes. In conjunction with the instability in financial markets and the economic downturn in the United States and other industrialized nations as well as the slowing economic growth in China and in emerging economies, the overall business environment going forward is uncertain. These trends may continue and adversely affect Hitachi’s business.

Trends in Operating Results. In particular, Hitachi expects reduced sales volume levels in the automotive, semiconductor, industrial equipment and certain other industries will adversely affect its operating results for fiscal 2009. On a segment-by-segment basis, Hitachi expects the following impact.

•

Information & Telecommunication Systems: The Information & Telecommunication Systems segment has been and is likely to continue to be less affected by the ongoing global economic crisis than most other segments in fiscal 2008. However, domestic business and financial institutions that purchase computer systems and systems integration services from Hitachi may be affected by the market downturn, and could seek to control costs in part by canceling or deferring investment in information technology systems, with consequent adverse impact on sales of Hitachi’s products and services, including hard disk drives. These conditions have adversely affected Hitachi’s HDD volumes with increasing impact in the latter half of fiscal 2008, and have the potential to continue into fiscal 2009. Industry consolidation may in the near term lead to more robust competition from other HDD makers.

•

Electronic Devices: Economic and market conditions, particularly reduced sales volume levels in the semiconductor industry, adversely affecting results of operations in the Electronic Devices segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of semiconductor manufacturing equipment offered by the Electronic Devices segment have been adversely affected by reduced capital spending by manufacturers in the semiconductor industry, and forecasts for such capital spending in the current fiscal year show lower levels than in the preceding fiscal year.

•

Power & Industrial Systems: Economic and market conditions, particularly reduced sales volume levels in the automotive products and construction machinery industries, adversely affecting results of operations in the Power & Industrial Systems segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of power plants may be less sensitive to economic cycles than are sales in other business sectors because the business cycles for these products tend to be longer than such cycles for other products and a reasonably certain amount of sales can be expected for several years once Hitachi received an order for power plants from a customer. Sales of automotive equipment, in contrast, have been severely adversely affected by the worldwide collapse in demand for automobiles. Sales of construction machinery have also been severely adversely affected by the worldwide decline in demand for residential and private-sector investment.

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Digital Media & Consumer Products: Economic and market conditions, particularly decreased sales volume levels for digital media products, adversely affecting results of operations in the Digital Media & Consumer Products segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of digital media products are depressed due to restrained consumer spending in most markets. Although demand for lower-end flat panel TVs continues to be firm, sales of high-end models, which Hitachi focuses on, are experiencing declines in both volume and price due to restrained consumer spending and product commoditization. Sales of optical disk drives have in addition been adversely affected by the worldwide economic downturn. These trends have the potential to continue, and may deepen, in fiscal 2009.

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High Functional Materials & Components: Economic and market conditions, particularly decreased sales volume levels in semiconductor-, automotive- and digital media-related products, adversely affecting results of operations in the High Functional Materials & Components segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales in this segment, particularly of semiconductor-related materials and automotive-related components, are depressed due to reduced production volume by manufacturers in the semiconductor and automotive industries, and forecasts for such production volume in the current fiscal year show lower levels than in the preceding fiscal year. Sales of liquid crystal display related materials are also depressed due to a decline in demand for LCD TVs and PCs. These trends have the potential to continue, and may deepen, in fiscal 2009.

•

Logistics, Services & Others: The Logistics, Services & Others segment has been and is likely to continue to be less affected by the ongoing global economic crisis than most other segments in the area of logistics services for fiscal 2008. However, economic and market conditions adversely affecting results of operations in the Logistics, Services & Others segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales in this segment, particularly in overseas sales subsidiaries, are depressed due to an overall reduced level of sales and economic activity. These trends have the potential to continue, and may deepen, in fiscal 2009.

•

Financial Services: The Financial Services segment has been and is likely to continue to be less affected by the ongoing global economic crisis than most other segments for fiscal 2008. However, economic and market conditions adversely affecting results of operations in the Financial Services segment in fiscal 2008 deepened in the second half of the fiscal year, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales in this segment, particularly of winning orders in the leasing business, are depressed due to reduced levels of capital spending for these services. These trends have the potential to continue, and may deepen, in fiscal 2009.

Hitachi plans to address these business challenges, including by:

•	reorganizing or exiting from unprofitable businesses and reducing labor costs, particularly in digital media and automotive systems-related businesses;

•	controlling costs, including by reducing procurement costs and enhancing project management;

•	promoting shared services over a wide range of areas such as procurement, logistics, document services, cafeteria operations, security, personnel management and financial management; and

•	reducing or delaying capital expenditures.

Hitachi will also focus on profitable and emerging business opportunities such as environment- and energy conservation-related businesses.

Trends in Capital Resources and Liquidity. Hitachi’s cash management is conducted centrally. Overall, the current adverse market and economic conditions may limit Hitachi’s access to capital required to operate its business and ability to replace, in a timely manner, maturing liabilities and access the capital necessary to maintain or grow its business. Hitachi needs liquidity to pay its operating expenses, interest on its debt and dividends on its capital stock. Without sufficient liquidity, it will be forced to curtail its operations, and its business will suffer. Hitachi believes its cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets will provide sufficient funding for its operations and otherwise to meet its liquidity needs. However, the global crisis is adversely affecting Hitachi’s cash flows from operations and business results, which had an adverse effect on Hitachi’s credit ratings. In February 2009, Moody’s downgraded Hitachi’s long-term credit rating from A1 to A2 and S&P and R&I announced that Hitachi’s long-term credit rating was under review for a downgrade. These occurrences, in conjunction with the recent credit crunch in the financial markets, may adversely affect Hitachi’s ability to obtain additional financing on favorable terms. Hitachi may need to increase its reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect Hitachi’s credit ratings, which might further affect Hitachi’s ability to successfully obtain additional financing on favorable terms.

Hitachi will likely seek to reduce costs and capital expenditures, which will likely reduce requirements for liquidity in most of its business segments. Further, Hitachi plans to improve cash flows by reducing inventory levels via production adjustment.

Item 5. G. Critical Accounting Policies, page 39.

2. We note the substantial decline in your stock price and the impact of economic events on your results of operations, including impairment charges and the larger deferred tax asset valuation allowance. Consequently, the critical accounting policy disclosure for goodwill and long lived assets should be expanded to provide readers with more substantive information about management’s insights and assumptions regarding the recoverability of these asset balances. The existing disclosure only describes the steps that you perform to review your goodwill and long-lived assets for recoverability. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. Please quantify the amounts of goodwill allocated to each business segment so that readers can understand the extent to which each segment will impact the recoverability of the asset. Further, the disclosure should clearly explain how management can reasonably conclude that the goodwill balance is recoverable given that the company’s market capitalization appears to be significantly less than the carrying value of net assets. This information is necessary for a reader to understand the quality and variability of your financial position and operating results. Please see Section 501.14 of the Financial Reporting Codification and make appropriate revisions in future filings.

We acknowledge the Staff’s comment. In future filings, as appropriate, we will include in Item 5.G. Critical Accounting Policies an expanded discussion to provide readers with more substantive information about management’s insights and assumptions regarding the recoverability of goodwill and long-lived assets, which discussion will, as appropriate, endeavor to:

•

describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods;

•	quantify the amounts of goodwill allocated to each industry segment so that readers can understand the extent to which each segment will impact the recoverability of the asset; and

•

clearly explain how management can reasonably conclude that the goodwill balance is recoverable given that the company’s market capitalization appears to be significantly less than the carrying value of net assets.

For illustration only, we provide an example of the sort of discussion mainly related to an impairment in goodwill we would expect to provide in our next Form 20-F for the fiscal year ending March 31, 2009 (i.e., fiscal 2008) assuming that filing had occurred today. We note that this discussion has been prepared based on limited information and additional information is expected to be available for our annual fiscal year end.

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Such events or changes include, but are not limited to:

•	changes in production due to trends of supply and demand in the markets;

•	rapid changes in selling prices of products or purchasing prices of materials and components;

•	unexpected technological innovation causing obsolescence of present products; and,

•	unpredictable changes in business assumptions relating to revision of an authorized business plan, which results in changes in the extent or manner in which the long-lived assets are used.

Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is greater than Hitachi’s estimates of undiscounted cash flows, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

Management considers that impairment losses of the related long-lived assets will be recognized if the demand for automobile, semiconductors, industrial equipment and other products rapidly falls or the current adverse market conditions continue for a longer period than management currently anticipates.

Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on an annual basis, normally in the fourth quarter after Hitachi’s annual forecasts have been determined, or more frequently if events occur or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their respective carrying values. Such an event might include the current global economic and financial market crisis. An impairment in these assets is recorded if their fair values are less than their carrying amounts.

Hitachi determines that fair value of its reporting units mainly using an income approach (i.e., present value technique). When determining such fair value, Hitachi may, however, also use the fair value of that unit based on a comparison of comparable publicly traded companies. Depending on the complexity, Hitachi consults with external experts when appropriate.

The determination requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions, including assumptions about future operating results for the relevant business unit and discount rates.

In estimating future cash flows, the forecasted operational results are based on currently available assumptions considered by management to be reasonable. However, actual results may differ materially from those projected including due to:

•	economic trends in Japan, North America, Asia and other major markets where Hitachi does business;

•	supply in excess of demand leading to a decline in selling prices or production operation;

•	intense price competition or decreases in prices;

•	a sharp rise in the purchasing prices of material and components; and

•	currency exchange rate fluctuations.

Hitachi bases its discount rate assumptions for purposes of estimating the fair value of its reporting units on the cost of capital and liability. These assumptions are affected by stock market trends and changes in interest rates. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could result in a goodwill impairment charge.

While Hitachi’s businesses are diverse, the number of reporting units to which goodwill has been allocated is limited. Therefore, a decrease in Hitachi’s market capitalization will not necessarily have a proportional or direct affect on goodwill.

As of March 31, 2009, Hitachi’s carrying amount of goodwill was ¥[ ] billion. The amount of goodwill by industry segment mainly consists of Information & Telecommunication Systems segment (¥[ ] billion), Power & Industrial Systems segment (¥[ ] billion) and High Functional Materials & Components segment (¥[ ] billion).

The carrying amount of goodwill of Information & Telecommunication Systems segment at March 31, 2009 mainly relates to Hitachi’s consulting and HDDs businesses. The consulting business is sensitive to customers’ motivation to invest in information-technology systems affected by macro-economic conditions. Hitachi may be required to record an impairment in goodwill in this segment if the current economic downturn is prolonged beyond current estimates of Hitachi’s management. The HDDs business is sensitive to changes in selling prices and competition among products. Hitachi may be required to record an impairment in goodwill in this segment if decreases in price causes operating results in this business to be lower than management’s estimates or global decrease in demand or arrival of alternative new technology cause sales in this segment to be lower than management estimates.

The carrying amount of goodwill of Power & Industrial Systems segment at March 31, 2009 mainly relates to Hitachi’s automotive systems business. The automotive systems business depends on economic trends of automobile companies to which Hitachi sells. Since the beginning of calendar 2009, Hitachi’s automotive systems business has been significantly adversely affected by a large decline in the global demand for automobiles which has caused automobile companies to decrease their production. Although the forecasts of Hitachi’s management have taken this into consideration, the current adverse market conditions may continue for a longer period than management currently anticipates. In such a case, Hitachi may need to recognize an impairment loss for goodwill in this segment.

The carrying amount of goodwill of High Functional Materials & Components segment at March 31, 2009 mainly relates to Hitachi’s magnet business. The magnet business is sensitive to increases in materials prices and product demand. Hitachi may need to recognize an impairment loss for goodwill in this segment if there is a sustained increase in the prices for these materials or an unforeseen decrease in demand.

In order to evaluate sensitivity of the fair value calculations on the goodwill impairment analysis, Hitachi applied a hypothetical [    ]% decrease to the fair value of each reporting unit. As of March 31, 2009, such a hypothetical [    ]% decrease would have resulted in no need to record an impairment in goodwill for any of Hitachi’s reporting units.

* * * * *

Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell, our outside US counsel at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer
Hitachi, Ltd.